JONES, WALKER, WAECHTER, POITEVENT,
CARRÈRE & DENÈGRE, L.L.P.
201 St. Charles Avenue
Suite 5100
New Orleans, LA 70170

July 19, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kathryn T. Jacobson

RE:	Stewart Enterprises, Inc. Form 10-K for the Fiscal Year Ended October 31, 2004 Filed January 11, 2005

Form 10-Q For the Quarterly Period Ended January 31, 2005

Form 10-Q For the Quarterly Period Ended April 30, 2005 Your File No. 1-15449

Ladies and Gentlemen:

     On behalf of Stewart Enterprises, Inc. (“Stewart” or the “Company”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile on June 15, 2005 with respect to the above-captioned periodic reports. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by Stewart’s response.

     As it relates to comments 7, 8 and 9, the Company plans to contact the Staff to set up a telephonic meeting to discuss its views directly with the Staff. Our independent auditors, PricewaterhouseCoopers LLP, including members of their National Office, have also reviewed our response to those comments and plan to express their views to the Staff.

Securities and Exchange Commission
July 19, 2005

Form 10-K for the Fiscal Year Ended October 31, 2004

Item 1. Business, page 2

Comment 1.	We note your response to our prior comment 2.

Item 2(1)	•	Considering that rent payments have not commenced under a sixth lease agreement with the Catholic Archdiocese of Los Angeles, tell us if you have accrued for construction period rent. Tell us how you accounted for rent before and after the construction period. Refer to FTB 85-3.

	•	Since you paid for the construction of the funeral homes it appears that you were the owner of the funeral homes during the construction period based on EITF 97-10. Tell us how the Archdiocese of Los Angeles became the legal owner of the funeral homes which you constructed and paid for. Also tell us how you accounted for the financing and any incentive that you received in connection with building the funeral homes. Tell us the consideration given to EITF 97-10 or SFAS 98 as applicable and revise or advise.

Item 2(3)	•	We note your statement that the mausoleum was intended by the parties to be used primarily by the Catholic parishioners of the Archdiocese of New Orleans. Please refer to paragraph 2 of EITF 01-9 which denotes that “vendor consideration may be given to direct or indirect customers of the vendor.” The cash consideration paid to the Archdiocese appears to fall within the scope of Issue 1, which presumes that cash consideration is a “reduction of the selling price of the vendor’s products or services.” Additionally, you pay the Archdiocese a percentage of the mausoleum sales, regardless of whether the sale could be attributed to its promotional efforts. Please revise or advise.

Response 1.	The Company’s responses to Comment 1 are set forth as follows:

Item 2(1)	•	The Company’s lease agreement with the Catholic Archdiocese of Los Angeles with respect to the sixth lease is that rent payments do not commence until the Company obtains all necessary licenses to operate the location. Further, the agreement provides that the lease terminates without any rent payments becoming due if the Company is unable to obtain the necessary licenses after reasonable best efforts.

Securities and Exchange Commission
July 19, 2005

As of April 30, 2005, the Company had not yet obtained all necessary licenses to operate the location, and although the Company had done some minor preliminary site work, it had not yet done any substantial construction work. Therefore, the Company had not yet incurred construction period rent to the Lessor nor had it accrued for construction period rent. Any rent expense incurred during the period of construction will be capitalized as leasehold interests, which is consistent with our accounting policy. After construction is completed, future rent payments will be expensed, and the previously recorded deferred liability will be amortized over the term of the lease.

In considering FTB 85-3, the portion of any rent attributable to the land (less than $20,000 annually) prior to the construction period was not material and therefore was not accrued on a straight-line basis.

•	The Company entered into leases of land and buildings with the Catholic Archdiocese of Los Angeles (the Lessor). In accordance with the lease agreements, the Company was responsible for the construction of the buildings as well as the construction financing of the project, and the Lessor did not reimburse the Company for any of the costs of construction. The leases state that the Lessor shall at all times be the owner of the buildings. If the Company were to default on the leases (which the Company considers to be remote), and the leases were terminated by the Archdiocese, the Company would not be given any consideration for the buildings. Its investment in the buildings would be forfeited.

Pursuant to EITF 97-10, the Company was considered to be the owner of the assets during the period of construction and as such, all of the costs associated with the projects during the construction period were recorded in property and equipment, including interest that was capitalized during the construction of the buildings. In addition, to the extent the Company financed the construction, as opposed to utilizing cash flow from operations, the amount of financing was reflected as debt on the Company’s consolidated balance sheet. The Company did not meet the criteria of a sale and leaseback transaction as described in SFAS 98. The assets and any related debt remained on the Company’s books, which assets are being depreciated over their estimated economic useful lives (which approximate the term of the respective leases).

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July 19, 2005

Item 2(3)	•	The Company continues to believe that the relationship it has with the Archdiocese of New Orleans does not involve either a direct or indirect vendor-customer relationship within the scope of EITF 01-9. Paragraph 2 of EITF 01-9 states specifically: “Thus, the scope of Issue 01-9 includes vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain, regardless of whether the purchaser receiving the consideration is a direct customer of the vendor.” The Archdiocese never purchases the Company’s products or services. Thus, the relationship between the Company and the Archdiocese is different from that contemplated by EITF 01-9, in that the Archdiocese is never in the chain of distribution. Also, the Company receives the same price from the customer whether or not the sale had anything to do with the Archdiocese and whether or not the customer is Catholic. Accordingly, it seems more appropriate to reflect the full price of the products and services being sold as revenue, and the amounts paid to the Archdiocese separately as a cost, instead of treating the amounts paid to the Archdiocese as a reduction of revenue. The amount the Company paid to the Archdiocese in fiscal year 2004 was approximately $150,000, or less than 0.03 percent of the Company’s revenue; therefore, a gross or net presentation of such arrangement is in the Company’s view not material to the fair presentation of its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trust Portfolio, page 21

Comment 2.	We note your response to our prior comment 5 and your statement that “a loss is considered other than temporary if the security has a reduction in market value, compared with its cost basis, of 20% or more for a period of six months or longer.” Tell us, and disclose, in future filings the additional qualitative disclosures for unrealized losses as prescribed in paragraph 18(b) of EITF 03-1. Please also cite factors that you considered which would negate the rebuttable presumption that an impairment is considered other than temporary after a one year period. In your case, the aggregate unrealized losses that were 12 months or greater were approximately $16 million, or over 60% of your unrealized losses.

Response 2.	The Company will add additional qualitative disclosure similar to the following information relating to October 31, 2004 in its Form 10-K for October 31, 2005 and in subsequent annual reports on Form 10-K:

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July 19, 2005

The Company determines whether its investment portfolio has an other than temporary impairment on a security-by-security basis. A loss is considered other than temporary if the security has a reduction in market value compared with its adjusted cost basis of 20 percent or more for a period of six months or longer. In addition, the Company periodically reviews its investment portfolio to determine if any of the temporarily impaired assets should be designated as other than temporarily impaired due to changes in market conditions or concerns specific to the issuer of the securities.

Aggregate unrealized losses for twelve months or longer for temporarily impaired investments totaled $15.9 million at October 31, 2004. Of that amount, approximately 94 percent, or $14.9 million, of the losses were generated by common stock investments in 45 large companies that are included in the S&P 500 Index. These securities represent less than 9 percent of the securities in the Company’s portfolio. The Company believes the decline in the value of these stocks is primarily due to the general decline in the S&P 500 Index over the 2002 to 2003 timeframe. Since early 2003, the S&P 500 Index has risen significantly. Although the Company cannot predict future stock prices, its management expects that the S&P 500 Index will continue to recover and that these stocks will recover along with the overall Index. The Company also has the ability and intent to hold these investments for its forecasted recovery period.

Whether or not the Company classifies an investment as temporarily impaired or other than temporarily impaired has no effect on its basic consolidated financial statements (i.e., balance sheet, income statement, statement of cash flows and statement of shareholders’ equity) because the investments are marked to market each quarter and are included in the financial statements at current market value in accordance with the Company’s accounting under FIN 46R. The classification only affects the footnote presentation. The cost basis of investments classified as other than temporarily impaired is reduced to market value in the “Adjusted Cost Basis” column in Notes 4, 5 and 6, whereas other investments are included in that column at their actual cost basis.

In support of its approach and its proposed disclosure, the Company advises the Staff that from October 31, 2004 to June 20, 2005, the loss in the common stock investments described above that was included in temporarily impaired assets with losses of 12 months or longer has

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July 19, 2005

decreased by approximately $5.2 million, or 33 percent, to approximately $9.7 million. The periodic assessment of the Company’s investment portfolio is performed by one of its senior executives who serves as the Company’s investment portfolio manager, with the assistance of an independent consultant, and is based upon analyst reports and other market data that he routinely reviews.

In support of its disclosure that the Company has the ability and intent to hold the investments for a period of time sufficient to allow for recovery, the Company advises the Staff of the following:

•	The Company has significant holdings of cash, money market and other short-term investments within each trust portfolio (approximately $230 million, or 25.26 percent of the total trust investments as of October 31, 2004).

•	Cash is constantly flowing into the trust portfolios as customers make payments on preneed contracts.

•	The Company is generally not legally permitted to withdraw funds from the portfolios until the service or merchandise is delivered. The average life of the Company’s preneed funeral or merchandise contracts is currently approximately 10 to 15 years. For perpetual care trusts, the principal amounts deposited in trust must remain in the trust in perpetuity.

Accordingly, the Company does not believe that it will need to liquidate the common stock investments in a temporarily impaired position any time in the foreseeable future, and the Company intends to hold these investments for a period of time sufficient to allow for the recovery that the Company anticipates will occur.

As discussed in the Company’s Response 4 in its letter dated June 3, 2005, changes in the market value of the trusts are recorded by increasing or decreasing trust assets included in the preneed funeral and cemetery receivables and trust investments line items on the balance sheet, with a corresponding increase or decrease in the deferred preneed revenue and non-controlling interest line items on the balance sheet. Therefore, there is no effect on net income. The accounting for changes in market value of the Company’s trust portfolio was discussed with and agreed to by the Staff in connection with discussions regarding FIN 46R in April 2004 with the death care industry. A letter documenting the discussions with the SEC was filed under Form 8-K dated July 27, 2004

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and was provided to the Staff as Exhibit 1 to the Company’s response dated June 3, 2005.

Notes to Consolidated Financial Statements

(19) Long-term Debt, page 89

Comment 3.	We note your response to our prior comment 7 and your statement that EITF 98-14 does “not include the guidance of ‘looking through’ to the intermediary” as prescribed by EITF 96-19. Both EITF 96-19 and 98-14 cited SFAS 125, subsequently replaced by SFAS 140, as reference material or guidance for implementation in transactions involving loan syndications or participations.

•	Supplementally confirm to us if the revolving credit facility and Term Loan B were the subject of a loan syndication or loan participation as defined in paragraphs 102 and 104 of SFAS 140. The nature of the agreement governs as to whether the consensus in EITF 96-19 would apply. Refer to Exhibit 96-19A for further guidance. Please revise or advise.

•	If you conclude that a debt extinguishment has occurred, tell us if it meets the conditions in paragraph 16 of SFAS 140.

Response 3(a).	In reviewing paragraphs 102 and 104 of SFAS 140, the Company confirms that the revolving credit facility and Term Loan B are part of a loan syndication. Both the revolving credit facility and the Term Loan B include amounts committed or borrowed from a group of lenders. The Administrative Agent is a lead lender and simply functions as a servicer of the debt. The Company makes debt repayments to the Administrative Agent who distributes the payments to the other lenders within the syndicate.

Because both the revolving credit facility and Term Loan B are part of a loan syndication, the Company applied the guidance of EITF 96-19 and EITF 98-14, as applicable.

Revolving Credit Facility

In assessing the appropriate treatment for the revolving credit facility, the Company considered the guidance of EITF 98-14, Debtor’s Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements to assess the impact of the “borrowing capacity” between the old and new revolving credit facilities. In addition, as the revolving

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July 19, 2005

credit facility was part of a syndication, the Company assessed the impact of borrowing capacity on a lender by lender basis as EITF 96-19 prescribes that “separate debt instruments exist between the debtor and the individual creditors participating in the syndication.” Based upon a comparison of the borrowing capacity for each lender in both the old and new revolving credit facilities, approximately 26 percent of the unamortized debt costs related to the old revolving credit facility were written off.

Of the $2,651 (in thousands) early extinguishment of debt charge, approximately $277 (in thousands) related to the write-off of unamortized fees associated with the revolving credit facility. The remaining unamortized fees, together with new fees paid to the lenders and third-party costs incurred in establishing the new revolving credit facility, were deferred and are being amortized over the term of the new revolving credit facility.

Term Loan B

In assessing the appropriate treatment for the term loan, the Company considered the guidance of EITF 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments to determine if the modification of the Term Loan B was considered “substantial.” In addition, as the term loan was part of a syndication, the Company assessed the present value of cash flows on a lender by lender basis as EITF 96-19 prescribes that “separate debt instruments exist between the debtor and the individual creditors participating in the syndication.” Because the effect on cash flow was more than 10 percent for each lender, the exchange/modification was considered “substantial.” Because EITF 96-19 states that “a substantial modification of terms should be accounted for like, and reported in the same manner as, an extinguishment,” the Company accounted for it in that manner.

Of the $2,651 (in thousands) early extinguishment of debt charge, approximately $2,374 (in thousands) related to the write-off of the old Term Loan B fees and represented the write-off of all of the unamortized fees related to Term Loan B. New fees paid to the lenders and third-party costs incurred under the new agreement of the Term Loan B were deferred and are being amortized over the new term.

Response 3(b).	As EITF 96-19 states that “a substantial modification of terms should be accounted for like, and reported in the same manner as, an extinguishment,” the guidance of SFAS 140 paragraph 16 was not

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considered relevant in determining whether a debt extinguishment had occurred. The Company believes that a substantial modification in the terms of the two debt instruments occurred so that the refinancing of both the revolving credit facility and the Term Loan B should be accounted for in the same manner as an extinguishment of debt in accordance with the guidance of EITF 96-19.

Comment 4.	In addition, we note that your tender offer for the 10.75% notes was partially funded by net proceeds of an additional $130 million from your Term loan facility. Citing the lead agents in the tender offer and the Term loan facility, please tell us how you concluded that a debt extinguishment has occurred for the refinanced portion of the notes. Refer to the second example under Exchanges or Modifications of Debt Involving a Third-Party Intermediary in Exhibit A of EITF 96-19.

Response 4.	The Company funded the tender offer for the 10.75 percent notes, including related tender premiums, fees, expenses and accrued interest, with the net proceeds of $130 million in additional Term Loan B, a portion of its available cash and the net proceeds of the issuance of $200 million 6.25 percent senior notes. The tender offer was made to all holders of the 10.75 percent notes, and the Company purchased $298.3 million of the $300 million 10.75 percent notes. At the time of the tender offer, the 10.75 percent notes were publicly-traded and were held by over 750 investors. Banc of America Securities LLC was the exclusive dealer manager and solicitation agent for the tender offer. In that capacity, Banc of America Securities advised the Company and contacted holders of the 10.75 percent notes, but did not purchase or acquire any of the notes either as agent or principal. Bank of America, N.A., an affiliate of Banc of America Securities, was the administrative agent and collateral agent under the term loan facility. The borrowings under the term loan facility were syndicated in the same manner as the original loan under the facility, and Bank of America, N.A. was a lender in the syndicate along with the other banks in the syndicate. Banc of America Securities was one of the initial purchasers of the 6.25 percent senior notes and was sole book-running manager for that offering.

Because Banc of America Securities acted as dealer manager and solicitation agent only and did not purchase or acquire any of the 10.75 percent notes either as agent or principal, the Company does not believe the second example in Exhibit A of EITF 96-19 is applicable. The Company purchased the 10.75 percent notes from the holders for cash and therefore the debt was repaid to the creditors. As a result, the Company concluded that the transaction was an extinguishment of debt

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in accordance with Paragraph 16 of SFAS 140 and wrote off the unamortized fees associated with the $298.3 million 10.75 percent notes that were purchased by the Company in the tender offer. Furthermore, even if one were to conclude that EITF 96-10 was applicable, a substantial modification of the 10.75 percent notes would have occurred, and the transaction would be accounted for in the same manner as an extinguishment of debt.

Of the $30,057 (in thousands) early extinguishment of debt charge recorded in the second quarter of fiscal year 2005, approximately $4,688 (in thousands) related to the write-off of the unamortized fees related to the 10.75 percent notes. The remaining unamortized fees on the 10.75 percent notes for the investors who did not tender continue to be amortized over the remaining term of the 10.75 percent notes. New fees paid to the investment banks and third-party costs incurred under the new 6.25 percent senior notes were deferred and are being amortized over the term of the 6.25 percent senior notes.

Comment 5.	Confirm to us, if true, that you were in compliance with all debt covenants at each balance sheet presented. In future filings disclose your assertion.

Response 5.	The Company confirms that it was in compliance with all of its debt covenants at each balance sheet date presented. In future filings, the Company will disclose whether or not it is in compliance with its debt covenants.

(21) Income Taxes, page 21

Comment 6.	We note your response to our prior comment 8.

•	In future filings, please disclose the nature and effect of any other significant matters affecting income tax expense or benefit allocated to continuing operations and separately allocated to other items (i.e., discontinued operations, change in accounting principle) as required in paragraph 46 of SFAS 109.

•	With respect to the statutory tax rate reconciliation, please disclose deferred tax expense or benefit exclusive of the effects of other components, including adjustments in the valuation allowance. Refer to paragraph 45(a) of SFAS 109.

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Response 6.	•	The Company will comply with this comment in future filings.

	•	The Company will comply with this comment in future Form 10-K filings.

(24) Segment Data, page 104

Comment 7.	We reviewed the information provided to your CODM and we note that in each instance the CODM reviews operating results by division, as well as product performance (funeral and cemetery) by division. We considered your earlier citation of paragraph 15 of SFAS 131, which states that if the CODM reviews the operating results of both sets of components (ie., products and services and also geographic regions), the components based on products and services would constitute the operating segments. However, paragraph 15 applies to a matrix form of organization where certain managers are responsible for different products and service lines .... while other managers are responsible for specific geographic areas. Your response and accompanying reports provide overwhelming evidence that division managers are accountable for operating performance based on metrics related to their funeral and cemetery businesses by division. It does not appear that there are segment managers for product lines that report to the CODM and are held responsible for operating performance. Therefore we believe that the divisions constitute the operating segments. Please revise your segment presentation to comply with SFAS 131.

Response 7.	Analysis of SFAS 131

The Company respectfully disagrees with the Staff’s conclusion that, based on the information regularly made available to the CODM, the proper segmentation of the Company’s operations is by geographic division. The Company has concluded and continues to believe that its operating segments are its funeral business and its cemetery business. The Company believes the Staff may have put undue attention on the information that is available in the CODM package and not fully considered how such information is used and how the Company is organized internally and would use such information to manage its business.

Accordingly, the Company has spent significant time re-analyzing its position and comparing its segmentation with that of other national retailers and service providers. Having done so, the Company continues to believe that its approach to segmentation is logical, consistent with

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the way it views and manages its business, consistent with practices of other reporting companies, and in compliance with SFAS 131.

The Company also believes that the information provided to its Board of Directors, which the Company is providing to the Staff separately pursuant to a Freedom of Information Act confidential treatment request, supports its view and is determinative of the proper approach to segmentation when the reports provided to the CODM present the activities of the Company in a variety of ways.

SFAS 131 establishes standards for financial disclosures about “products and services, geographic areas and major customers.” Of the comparable national retailers and service providers the Company reviewed, all provided segment disclosure on the basis of products and services or major customers rather than on the basis of geographic areas (other than foreign operations, which require separate disclosures in any event). None of the companies provided their geographic areas within the United States as separate segments. Stewart believes that companies group their segments around products, services and customers, because that is how most companies analyze the performance of their business and how they allocate resources to their business units, as does Stewart.

Paragraph 3 of SFAS 131 states that its objective is to “... provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates ...” to help readers better understand the enterprise’s performance, assess prospects for future cash flows and make judgments about the enterprise as a whole. Stewart has two types of business activities and does not operate in materially different economic environments. Thus, in its segment analysis, it has focused on activities, not geography.

Paragraph 4 of SFAS 131 says that an enterprise may meet that objective by providing financial statements that are “disaggregated in several ways, for example, by products and services, by geography, by legal entity or by type of customer” (emphasis added). The same paragraph goes on to say, however, that “it is not feasible to provide all of that information in every set of financial statements.”

Thus, SFAS 131 recognizes that companies may be required to make a choice about how to present their financials if management looks at those financials in different ways, as Stewart does. Paragraph 4 then goes on to say that: “This Statement requires that general-purpose

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financial statements include selected information reported on a single basis of segmentation” (emphasis added).

It is clear then, that management must make a single choice from the four suggested ways of disaggregating financial information, and Stewart’s management has done so. Its choice was to disaggregate based on products and services, because those are overwhelmingly more important to management and the board than are geography, legal entity or type of customer. So clear is Paragraph 4 on this point that it even refers to this choice as the “management approach.”

Paragraph 5 then says that the “management approach” focuses on financial information that an enterprise’s decision makers use (not on what they have) to make decisions about operations matters and that the “components that management establishes for that purpose are called operating segments.”

Paragraph 10 provides a more formal definition. It says that an operating segment is a component of an enterprise:

a.	That engages in business activities,

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

Each of the foregoing statements is true of Stewart’s funeral and cemetery businesses and of its geographic divisions.

Paragraph 13 of SFAS 131 acknowledges that a company may produce reports in which its business activities are presented in a variety of different ways, as Stewart’s reports do. It states that “If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors” (emphasis added).

Perhaps most important in this analysis is Paragraph 70 of SFAS 131, which states:

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The Board recognizes that some enterprises organize their segments on more than one basis. Other enterprises may produce reports in which their activities are presented in a variety of ways. In those situations, reportable segments are to be determined based on a review of other factors to identify the enterprise’s operating segments, including the nature of the activities of each component, the existence of managers responsible for them, and the information provided to the board of directors. In many enterprises, only one set of data is provided to the board of directors. That set of data generally is indicative of how management views the enterprise’s activities (emphasis added).

The information provided regularly to the Company’s board of directors is being provided to the Staff separately pursuant to a Freedom of Information Act confidential treatment request. The Company believes that a review of the data presented to its board of directors will provide clear and convincing evidence that management views the enterprise’s activities on the basis of funeral home and cemetery segmentation. The Company’s board of directors receives reports on the Company’s revenues, costs and gross profits on a funeral and cemetery segment basis and not on a geographic division basis. No gross profit information by division is presented to the board. The Company believes that Paragraph 70 is dispositive in a case such as this.

Paragraph 14 of SFAS 131 clearly anticipates that the CODM may be a segment manager, by recognizing that “[a] single manager may be the segment manager for more than one operating segment.” The Company’s CODM, as the segment manager for both the funeral segment and the cemetery segment, is exactly that.

Paragraph 15 of SFAS 131 acknowledges that “the characteristics in Paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible,” as is the case at Stewart, and refers to such a structure as a “matrix form of organization.” Although Stewart does not fall precisely within the description of the single example of a “matrix” form of organization described in Paragraph 15, it is certainly close (see the further discussion in the next paragraph), and Paragraph 15 does not suggest that the example cited is exclusive. Moreover, the logic behind Paragraph 15 certainly suggests that in a situation such as Stewart’s, where managers are “responsible for different product and service lines [nation]wide” and “responsible for specific geographic areas” and where the CODM “regularly reviews the operating results of both sets of components, and financial information is

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available for both ... the components based on products and services would constitute the operating segments” (emphasis added).

The following responsibilities are handled as matrix functions within the organization:

➢	The sales organization reports directly through Stewart’s senior vice president of sales, who directly reports to its CEO (CODM) and is responsible for both cemetery and funeral sales performance, establishing compensation plans at all levels of the sales organization and approving any sales promotions that affect compensation. This is managed without regard to the divisional structure but rather at the “rooftop” level.

➢	Over 90 percent of Stewart’s casket selection, sold through its funeral homes, is decided upon by the CODM, who is responsible for establishing these vendor relationships. The division presidents have no discretion in this matter and as a matter of course have not been involved with this process. The CODM, in conjunction with the senior vice president of sales, determines which products are offered through the Company’s cemeteries.

➢	The Company has a Shared Services Center that consolidates many administrative and accounting functions at its headquarters in New Orleans with little or no input from the geographic divisions. Examples of these functions and services include human resources, customer billing and collections and all trust accounting.

The Company believes that the foregoing analysis of SFAS 131 clearly illustrates that its approach to segmentation is correct. The following discussion is intended to help the Staff better understand how the Company and the CODM manage and evaluate the Company’s operations, all of which is, in the Company’s view, fully consistent with its interpretation of SFAS 131 and its longstanding presentation of segment data.

The CODM Allocates Resources and Assesses Performance Based on Funeral and Cemetery Businesses and Not Based on Division

SFAS 131 indicates that a significant factor in determining operating segments is how the CODM allocates the Company’s resources and how the CODM assesses the Company’s performance. When the Company’s CODM makes decisions about allocating resources, and when he

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assesses the Company’s performance, he does so based on the funeral and cemetery businesses and not based on geographic division.

Allocating Resources

The CODM allocates resources based on the funeral and cemetery businesses and not by geographic division.

•	For example, the CODM determined that the Company’s funeral revenues and margins could be improved by providing more personalized services to customers. As a result, the Company developed a custom funeral planning training program that focuses on offering personalized funeral services to families at the time of need. This program is being rolled out across the country and throughout all of the divisions. The Company also recently implemented a funeral call incentive program whereby every employee at each of the Company’s funeral homes across the country is rewarded for achieving specified goals.

•	As another example, the CODM determined that cemetery margins could be improved by improving the preneed sales efforts of its preneed cemetery sales force. As a result, the Company developed a sales lead-generation program for its cemetery business and rolled out the programs across the country and throughout all of the divisions. The Company also implemented a program to increase preneed cemetery property sales. The program identified cemeteries with the greatest potential for growth in preneed property sales throughout the country and a strategy was designed for each individual location.

•	The CODM believes that the primary relevant performance drivers for the Company are the number of funeral home events (families served at the time of need) and the amount of preneed cemetery property sales. Accordingly, the Company’s key strategies are based primarily on these drivers irrespective of geographic location.

➢	In September 2003, the Company announced several key operating initiatives, including (1) increased cemetery property sales volume and (2) growth in the number of funeral events performed.

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➢	Task forces were formed to handle the initiatives and were organized around the Company’s product lines – funeral and cemetery. The task forces are comprised of individuals who were selected because of their expertise in the subject matter to be addressed by the particular task force, not because of where they worked.

•	The Company’s budgeting process and compensation decision process also support the conclusion that the Company’s operating segments are funeral and cemetery.

➢	For example, capital budgets are done at the individual funeral home and cemetery level. There is a capital budget for funeral capital expenditures and a separate capital budget for cemetery capital expenditures. Every capital expenditure greater than $25,000, whether budgeted or not, must be approved by a committee consisting of the CODM, the CFO and the senior vice president of sales.

➢	The CODM sets financial targets for funeral homes and separate financial targets for cemeteries. The revenue for the funeral business is driven by at-need funeral events and the average revenue per at-need funeral event. The revenue for the cemetery business is driven primarily by preneed property sales. For fiscal year 2005, regardless of geographic location, every individual funeral home was given the same financial targets. For fiscal year 2005, financial targets for the cemetery business were not based on geography but were based on individual tailored plans for each cemetery.

➢	The CODM approves the consolidated budget, which is then presented to the board of directors for approval.

➢	The board only receives the consolidated budget, which shows funeral and cemetery segments and no geographic divisions.

➢	With regard to compensation, while the division presidents are responsible for recommending to the CODM bonuses to be paid to funeral home and cemetery location managers, the CODM must approve all bonuses.

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➢	Additionally, the division presidents’ bonuses are based on several metrics. With regard to the funeral segment, the division presidents’ bonuses are based on the following: achieving core funeral call growth, achieving a high proportion of “excellent” ratings in our funeral customer surveys, increasing funeral margins, and achieving preneed funeral sales plans. With regard to the cemetery segment, the division presidents’ bonuses are based on the following: achieving preneed cemetery property sales plans and increasing cemetery margins. There are also components based on achieving consolidated earnings per share targets and a qualitative component.

•	The Company has one set of standard operating procedures for all funeral homes in the Company and a separate set of standard operating procedures for all cemeteries in the Company. It has one set of training programs for its funeral business and a separate set of training programs for its cemetery business.

Assessing Performance

The CODM assesses the Company’s performance based on the results of its funeral segment and its cemetery segment and the progress of the various initiatives to improve the margins in each of those two segments. The Company operates 234 funeral homes and 145 cemeteries throughout the United States and Puerto Rico. The Company maintains separate financial data for each funeral home location and each cemetery location. Even combination operations produce separate sets of financial data for their funeral business and their cemetery business. The Company’s CODM regularly reviews consolidated financial data organized primarily by its funeral and cemetery businesses. The CODM also reviews results of individual locations as needed.

•	On a monthly basis, the CODM reviews consolidated funeral revenue, consolidated same store funeral events performed, consolidated same store funeral average revenue per call, details of consolidated funeral costs and consolidated funeral margins. The reports compare current results to the Company’s budget for the funeral segment and to the funeral segment’s performance in the prior year. The CODM reviews a weekly report that shows the number of funeral events performed thus far that month.

Securities and Exchange Commission
July 19, 2005

•	The CODM reviews the geographic divisional reports primarily to see where the variances are so that the variance can be traced down to the individual funeral home locations, i.e., which funeral homes are causing the variance.

•	Based on his review of the above reports, the CODM allocates personnel, capital resources and fixed assets. For example, if a funeral home is performing fewer same store funeral events than it performed in the prior year, capital improvements may be approved, advertising spending may be increased or personnel changes may be made. If a particular funeral home is not achieving the budgeted average revenue per call, additional training may be provided at that funeral home. If costs are higher than budget, corrective action to reduce costs at a particular funeral home will be implemented.

•	On a monthly basis, the CODM reviews consolidated cemetery revenue, consolidated same store interments performed, details of consolidated cemetery costs and consolidated cemetery margins. The CODM reviews a weekly report that shows preneed cemetery property and merchandise sales made thus far that month.

•	The CODM reviews the geographic divisional reports primarily to see where the variances are so that the variance can be traced down to the individual cemetery locations, i.e., which cemeteries are causing the variance.

•	Based on his review of the above reports, the CODM allocates personnel, capital resources and fixed assets. For example, if a cemetery is not achieving its property sales budget, the sales management may be restructured or additional preneed sales personnel may need to be hired. If costs are higher than budget, corrective action to reduce costs at a particular cemetery may be implemented.

The Company is Organized into Divisions for Administrative Convenience to Support the CODM; However, Key Functions (i.e., Sales, Investment Management and Procurement, Among Others) are Managed Centrally and Report Directly to the CODM.

The Company’s CODM is its CEO. The CODM manages both the funeral and cemetery segments. The Company’s businesses are primarily managed by the individual funeral home directors and

Securities and Exchange Commission
July 19, 2005

cemetery managers at each funeral home location and cemetery location. The primary job of the division presidents is to support the CODM and other senior executives in carrying the Company’s strategies and policies to the individual funeral home and cemetery locations.

The Company also has a senior vice president of sales who ranks equally with the division presidents and is responsible for preneed sales in both the funeral and cemetery segments across the United States and Puerto Rico. Each of the Company’s divisions has sales managers who report to both the senior vice president of sales as well as the division president. The Company also has a senior vice president in charge of trust management. As described above under the heading “Analysis of SFAS 131,” significant procurement decisions are made by the CODM and most significant administrative and accounting functions are handled centrally at the Shared Services Center in New Orleans.

The Company’s divisions have been changed four times in the last 10 years, but the Company has always structured its operations primarily around its funeral business and its cemetery business.

The Company’s CODM is the segment manager for both the funeral segment and the cemetery segment. Paragraph 14 of SFAS 131 clearly anticipates that the CODM may be a segment manager. The CODM has more than 20 years of experience in the death care industry and is fully capable of managing both of these segments. The Company does not have a separate funeral segment manager and a separate cemetery segment manager because it has a CODM who can manage both segments.

The Company is organized with division presidents who are responsible for geographic areas for logistical convenience, not for operational necessity or effectiveness. The division presidents report to the CEO. The geographic divisions exist primarily as a means to manage the wide geographic scope of the Company’s businesses. The primary job of the division presidents is to support the CODM and other senior executives in carrying the Company’s strategies and policies to the individual funeral home and cemetery locations. The division presidents monitor and assist the individual funeral home and cemetery managers as needed. The division presidents also help the CODM and senior vice president of sales formulate the Company’s business strategies in both its funeral and cemetery segments across the country. Because the Company has 234 funeral homes and 145 cemeteries located across the entire United States and in Puerto Rico, it is not feasible for the CODM

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to directly manage them all himself. Like the Company’s CODM, the Company’s division presidents have many years of experience (on average, the division presidents have over 35 years of experience) in both the funeral and cemetery businesses and are capable of assisting him in managing both segments. Similar to the manner in which the division presidents support the CODM, the division presidents are supported by area vice-presidents who are responsible for smaller geographic areas within the division.

With the exception of the limited number of division presidents and area vice-presidents described above, and the division chief financial officers and sales executives, most employees in the field work either in the funeral segment or the cemetery segment and not both.

The fact that the Company considers its funeral and cemetery businesses, and not its divisions, to be fundamental to understanding its business is evidenced by the fact that over the last 10 years, the Company has realigned its domestic geographic regions four times.

When the Company went public in 1991, it had four domestic geographic divisions. In 1995, the Company reduced the number of domestic geographic divisions to two. In 1997, the Company increased the domestic divisions back to four, but the geographic regions covered by the divisions were different than when the Company went public. Finally, on July 14, 2005, following an extensive strategic planning exercise, the Company announced a management restructuring that will result, among other things, in a realignment of the Company into two geographic divisions, marking the fourth change in geographic divisions in 10 years.

At the beginning of this calendar year, the Company began a strategic planning process focused on how to improve operating performance and grow the Company. As a result of that process, the Company identified three strategic objectives: to transform the Company’s culture, to grow the Company and to pursue other lines of business. The realignment of geographic divisions is designed to reduce costs and enhance the Company’s ability to achieve these strategic objectives.

The constant throughout the last decade has been that the Company has focused on operating, analyzing and improving its funeral home and cemetery segments, with its geographic divisions used only as a means to manage the size and scale of the Company as it has grown.

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There is a one or two day senior executive meeting monthly. The senior executive committee consists of the CEO, the CFO, the senior vice president of marketing, the division presidents and the senior vice president who manages the Company’s trust funds. The results of the funeral business and cemetery business are discussed and how the Company is doing with regard to its initiatives. For example, with regard to the funeral business, they discuss how the Company is doing on the number of funeral events performed, increasing the average revenue per call, and controlling funeral costs. With regard to the cemetery business, they discuss how preneed cemetery property and merchandise sales compare to budget and the prior year.

They also discuss ways to grow the funeral business and opportunities for the cemetery business.

In between the monthly meetings, the CODM will meet with the division presidents as needed, and as questions arise from the weekly reports received by the CODM, which track preneed property and merchandise sales and at-need funeral events.

The Company has Two Fundamentally Different Business Activities — Funeral and Cemetery — that Do Not Differ Materially by Geographic Location

Paragraph 3 of SFAS 131 states that the objective of requiring disclosures about segments of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates. The economic environment across the United States with respect to funeral and cemetery operations does not vary from region to region in ways that materially influence the Company’s operations such that separate disclosure would provide investors with meaningful information. However, the funeral home business and the cemetery business are different and have unique characteristics.

•	The funeral home business involves owning or leasing a funeral home location that provides a family with a place for visitation, worship and funeral services. Most of the Company’s funeral homes have a non-denominational chapel on the premises, which allows family visitation and religious services to take place at the same location. The Company’s funeral home business also involves the removal and preparation of remains of the deceased and transportation services between the funeral home and cemetery

Securities and Exchange Commission
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and between the funeral home and church or other place of worship if necessary. The Company’s funeral home business also sells flowers and caskets. In addition to traditional funeral services, all of the Company’s funeral homes offer cremation products and services.

•	In some states, funeral home owners are prohibited by law from also owning cemeteries.

•	Cemetery operations are based on ownership of land that has been legally designated as a burial ground. They primarily involve the sale and maintenance of burial plots and related merchandise such as markers and monuments. The principal service provided by the Company’s cemetery operations is the opening and closing of the burial site.

•	The Company’s funeral home business is driven primarily by funeral services provided at the time of need. The Company’s funeral business is conducted primarily by licensed funeral professionals who are salaried employees. These employees interact directly with the Company’s customers. Generally, the arrangements are made and products and services delivered within three to five days of the death of the family member. Accordingly, the Company’s funeral business is highly service-oriented. In contrast, the Company’s cemetery business is driven primarily by the sale of interment rights prior to the time of need. These sales are made primarily by a sales force paid principally on a commission basis. Accordingly, the Company’s cemetery business is more of a product-driven business. Because the businesses are so different, there is limited overlap between the personnel who operate the Company’s funeral businesses and the personnel who operate the Company’s cemetery businesses.

•	Customers often choose to have their funeral service at a funeral home owned by one company and their burial at a cemetery at a different location owned by a different company. Families tend to have stronger ties to cemeteries than to funeral homes. For example, many families choose to have a funeral service at a location convenient to most family members, whereas the burial may take place at a remote location where other family members are buried. In fact, even at the Company’s combination operations, a substantial portion of families may use the funeral home or the

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cemetery but not both the funeral home and cemetery at that location.

•	Different laws govern funeral services and merchandise versus cemetery property, services and merchandise. For example, there are different licensing requirements for funeral directors and for cemetery employees. In addition, the trusting requirements for preneed sales are different, generally depending on whether the sale is a preneed cemetery sale or a preneed funeral sale.

The Company’s External Reporting — both Narrative and Financial Statement — is Consistently Organized around Funeral and Cemetery Because this is How the Company Understands its Business; Divisions are Rarely if Ever Mentioned

Paragraph 60 of Exhibit A to SFAS 131 states that an advantage of the “management approach” adopted by SFAS 131 is that it allows financial statement users to see the company through the eyes of management. Paragraph 61 of Exhibit A to SFAS 131 notes that segment information is more useful if it is consistent with explanatory information provided elsewhere in the report that includes the financial information. It notes that if the narrative information in the report is not organized around the segments reflected in the financial statements, that the financial statements may not reflect the correct operating segments.

•	The Company’s understanding of its business and operation of its business as involving two segments – funeral and cemetery – is consistently reflected in all of its SEC filings, press releases and public presentations. All discussion of performance, such as revenue, gross profit, per sale averages and same store events, are provided separately for the funeral home business and the cemetery business. Results by division are not discussed because they are not considered to be relevant to understanding the Company’s business or its performance.

•	The analysts that follow the Company and the death care industry discuss funeral and cemetery segments with no discussion of geographic area, other than the foreign operations of some of the Company’s public competitors.

•	None of the Company’s public competitors provide disclosure by geographic area within the United States. Therefore, even if the Company provided information by geographic area, investors

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would have no comparable information from the Company’s primary competitors. Furthermore, even if the Company’s competitors provided information in the future by geographic region, there is no assurance that the regions selected by the Company and its competitors would be comparable.

Comment 8.	If you believe that some of your operating segments can be aggregated, please provide us with your analysis of paragraph 17 of SFAS 131. Further, provide us with a detailed analysis of paragraphs 16-24 that supports your determination of your reportable segments.

Response 8.	The Company does not aggregate its operating segments for purposes of SFAS 131. It has determined that its operating segments are funeral and cemetery as described in Response 7. The Company does aggregate its funeral homes and cemeteries for reporting unit purposes under SFAS 142 as discussed below in Response 9.

Comment 9.	As a result of our review of the information provided to your CODM as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units under the guidance in paragraph 30 of SFAS 142 and EITF D-101. Please advise or revise.

Response 9.	In reviewing the guidance of paragraph 30 of SFAS 142, the Company has determined that each of its funeral homes and cemeteries individually constitutes a business according to the guidance set forth by EITF 98-3 and therefore also constitutes a component of the Company’s funeral and cemetery operating segments.

The Company applied the guidance of EITF D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142 in determining if it could aggregate two or more components of an operating segment to determine its reporting unit. For the purposes of evaluating impairment under SFAS 142, the Company determined that each of the funeral home and cemetery businesses was a component that should be aggregated into separate funeral or cemetery reporting units as each of the funeral home and cemetery components have similar economic characteristics and are similar in each of the five criteria listed under paragraph 17 of SFAS 131.

Paragraph 17 of SFAS 131 states that two or more operating segments may be aggregated into a single segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in

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each of the following areas: (a) the nature of the products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services and (e) the nature of the regulatory environment. The Company believes that its funeral home businesses can be aggregated and its cemetery businesses can be aggregated because they meet the aggregation criteria in paragraph 17 of SFAS 131.

In applying paragraph 17 of SFAS 131, the Company has assessed whether its operations are economically similar using its judgment and the facts and circumstances applicable to its business. The assessment is both qualitative and quantitative. The Company believes its funeral homes have similar economic characteristics and its cemeteries have similar economic characteristics, as evidenced by similar long-term average direct funeral and direct cemetery margins.

•	Regarding the criteria of paragraph 17(a) of SFAS 131, the nature of the Company’s products and services is similar in each of its funeral homes and in each of its cemeteries. For example, the types of funerals offered, such as full service funerals, full service cremations and direct cremations, are offered in all funeral homes, and the nature of burials and memorialization is similar in all cemeteries, regardless of location.

•	Regarding the criteria of paragraph 17(b) and (d) of SFAS 131, the Company’s products and services such as caskets, personalization of services and limousine service are consistent in all funeral homes and cemeteries, as are the means of delivering those products and services. The Company has a major supplier of caskets in its funeral business and a major supplier of markers in its cemetery business that it purchases from regardless of business location. Cemetery operations are based on ownership of land that has been legally designated as a burial ground. Those operations primarily involve the sale and maintenance of burial plots and related merchandise such as markers and monuments. The principal service provided by the Company’s cemetery operations is the opening and closing of the burial site and maintaining the grounds.

•	Regarding the criteria of paragraph 17(c) of SFAS 131, the type or class of customer is similar across all locations and tends to be middle- to upper-income consumers. The Company tends to own

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large funeral homes in large metropolitan areas that are among the most highly regarded in their market area in terms of such factors as tradition, heritage, reputation, name recognition, volume of business and aesthetics.

•	Regarding the criteria of paragraph 17(e) of SFAS 131, the Company’s funeral business and cemetery business are regulated differently but consistently within segment. The Company’s funeral home operations are regulated by the Federal Trade Commission. Otherwise, there is no other significant funeral-specific or cemetery-specific federal law applicable to funeral or cemetery operations. Most states have laws specifically regulating funeral businesses and separate laws specifically regulating cemetery businesses. Although the laws vary from state to state, they generally address similar issues (such as trusting requirements, licensing requirements and cremation regulations, to name a few) in a similar manner.

None of our funeral homes or cemeteries individually meets any of the quantitative thresholds described in paragraph 18 of SFAS 131. Accordingly, the Company applies paragraph 19 of SFAS 131 to aggregate all of its funeral homes as they meet the aggregation criteria of paragraph 17 of SFAS 131 as described above and does the same to aggregate all of its cemeteries. Thus, paragraphs 20-24 of SFAS 131 do not apply.

Form 10-Q for the quarterly period ended January 31, 2005

Notes to Condensed Consolidated Financial Statements

(13) Long-term Debt, page 39

Comment 10.	We note that in connection with the tender offer of the 10-3/4% Notes, the tendering holders approved, by written consent, the elimination of substantially “all of the restrictive covenants and certain events of default contained in the indenture.” Please tell us why amendments to the indenture subject to the holders’ consent were required in connection with the tender offer. Further, in view of the supplemental indenture that eliminates substantially all of the restrictive covenants and certain events of default, tell us why you believe that the long-term classification of the 10.75% senior notes at December 31, 2004 and January 31, 2005 was appropriate. Refer to paragraph 5 of SFAS 78 and revise or advise.

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Response 10.	In connection with the tender offer for the 10.75 percent notes, substantially all of the restrictive covenants and certain event of default provisions under the indenture were eliminated. As stated in the Company’s Form 10-Q for the quarter ended January 31, 2005, “[t]he Company has entered into a supplemental indenture with respect to the notes that eliminates substantially all of the restrictive covenants and certain events of default.” This sentence was not intended to indicate that any event of default had occurred under the indenture.

No event of default had occurred. Substantially all of the restrictive covenants and some of the event of default provisions in the indenture were eliminated as part of a commonly-used business strategy to induce the note holders to accept the tender offer. Once the requisite amount of notes were tendered and accepted, the indenture amendments became operative, and any holders of 10.75 percent notes that were not tendered lost the benefit of those restrictive covenants and event of default provisions.

The events described in paragraph 5 of SFAS 78 did not apply to the Company’s situation as of October 31, 2004 or January 31, 2005 because the Company was not in default under the indenture at either date nor were the 10.75 percent notes legally callable by the creditors as of October 31, 2004 or January 31, 2005.

Form 10-Q for the quarterly period ended April 30, 2005

Condensed Consolidated Balance Sheets, page 5

Comment 11.	Tell us the nature of the increase in deferred income taxes, net, from $43 million to $134 million, and your consideration of an additional valuation allowance. Refer to paragraphs 23 and 24 of SFAS 109.

Response 11.	The $91 million increase in deferred tax asset resulted from the elimination of the $91 million deferred tax liability associated with the accounting change related to preneed selling costs. Prior to the accounting change, preneed selling costs were expensed as incurred for income tax reporting, thereby creating a deferred tax liability for financial reporting (since these costs were deferred for financial reporting). Because the Company now expenses preneed selling costs as incurred, the GAAP method and tax method for these costs are identical, resulting in no deferred taxes.

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The $134 million deferred tax asset is primarily related to revenues that are deferred for financial reporting purposes until services are performed or products delivered, but included in taxable income as cash is received. Under SFAS 109, this represents a “deductible temporary difference” between tax and financial reporting which results in a deferred tax asset.

According to paragraph 21(a) of SFAS 109, there is no need for a valuation allowance if there are future reversals of existing taxable temporary differences. The Company has approximately $600 million of deferred revenue that has already been taxed. This amount will be recognized as revenue at an adequate profit margin for financial reporting purposes in the future as services are performed and products are delivered, and therefore, the deferred tax asset will be realized at that time. Accordingly, the Company has concluded that a valuation allowance is not required.

(1) Basis of Presentation

(n) Income taxes, page 14.

Comment 12.	Tell us if a valuation allowance applied to deferred tax assets of businesses sold and your consideration of an adjustment to goodwill. Refer to paragraph 30 of SFAS 109.

Response 12.	The Company confirms that there were no valuation allowances for deferred tax assets established with any acquisition made by the Company, therefore any adjustment to our valuation allowance would not impact goodwill.

(s) Leases, page 17

Comment 13.	Tell us in detail the nature of the accounting change with respect to rent escalations and leasehold improvement amortization.

Response 13.	In response to the letter dated February 7, 2005 from the Office of the Chief Accountant of the Securities and Exchange Commission to the AICPA, the Company undertook a review of all of its leases. In connection with that review, the Company determined that a few leases had related leasehold improvements that were being amortized over the economic life of the improvements when the term of the lease (including reasonably assured lease renewals) was shorter. The Company incurred a charge of approximately $0.5 million ($0.3 million net of tax) related to all prior periods in order to adjust its accounting to amortize these

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improvements over the lease term (including reasonably assured lease renewals).

Some of the Company’s leases had escalating rent payments during the lease term, and the Company determined that the escalating rents were not properly included in the minimum lease payment computation. The Company reviewed all of these leases to determine whether the exercise of the lease renewal option was reasonably assured. Where the renewal was reasonably assured of exercise, the Company, pursuant to paragraph 2 of FTB 85-3, computed rent expense on a straight-line basis over the lease term, including the reasonably assured renewals. The total adjustment for all prior periods was a charge of approximately $1.3 million ($0.8 million net of tax).

Based on SAB 99, the Company evaluated the materiality of these operating lease adjustments on its financial statements and concluded that the impact of these adjustments was not material in any period. As a result, the Company has recorded the cumulative effect of these prior period adjustments of approximately $1.8 million ($1.1 million net of tax) as charges to funeral and cemetery costs in the condensed consolidated statement of earnings for the three and six month periods ended April 30, 2005. Of this amount, 99 percent of the $1.8 million was attributed to funeral costs and expenses and the remaining 1 percent to cemetery costs and expenses.

Comment 14.	Tell us your basis for “reasonably assured lease renewals.” Tell us if the lease renewals are within your control.

Response 14.	The lease renewal options are within the Company’s control and not subject to the approval of the lessors.

The Company has evaluated which, if any, lease renewal options were reasonably assured of exercise based on the economic penalties that existed at lease inception and at each lease renewal period. Examples of the economic penalties that were included in the Company’s analysis included but were not limited to the following:

1.	The uniqueness of purpose of the property and the availability of comparable replacement property.

2.	The cost of moving to another location and the disruption of operations that moving would entail.

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3.	The profitability of the business and the likelihood that the Company would want to continue operating the business.

4.	The importance of the location of the leased property. For example, many of the Company’s funeral homes have been in the same location for decades making the possibility of relocation remote.

(12) Discontinued Operations, Assets Held for Sale and Impairment Charges, page 45

Comment 15.	We note that you received proceeds of $25.7 million as of the closing of the sale. Please tell us how this amount was reported in the Statements of Cash Flows which reflected only $6.3 million in proceeds from sale of asset, net.

Response 15.	The net proceeds of $25.7 million relate to the sale of all the 63 businesses sold since December 2003 through April 30, 2005. Net proceeds of $6.3 million were received during the six months ended

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April 30, 2005. Proceeds received earlier were reflected in the fiscal year 2004 cash flow statement in proceeds from sale of assets, net. That line item of $19.8 million includes approximately $0.4 million of other asset sales that were not part of the December 2003 divestiture plan. Further clarification will be included in future filings.

* * * *

     If you have any questions or comments, please contact the undersigned at (504) 582-8338.

Sincerely,

Dionne M. Rousseau, Partner Jones, Walker, Waechter, Poitevent,
Carrère & Denègre, L.L.P.